[Dechert LLP Letterhead]

July 2, 2008

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fidelity Advisor Series I (on behalf of Fidelity Advisor Growth & Income Fund and Fidelity Advisor Mid Cap II Fund), File No. 811-03785

Ladies and Gentlemen:

Attached for filing via the EDGAR system is a registration statement on Form N-14 under the Securities Act of 1933, as amended, for Fidelity Advisor Series I (“Registrant”). This Form N-14 is being filed in connection with a reorganization in which Fidelity Advisor Growth & Income Fund and Fidelity Advisor Mid Cap II Fund, each a series of the Registrant, will acquire all of the assets of Capital One Capital Appreciation Fund and Capital One Mid Cap Equity Fund, respectively, each a series of Capital One Funds, in exchange for shares of the Fidelity Funds. Please note that the Part A of this filing is the same as the Part A of the N-14 for Fidelity Fixed-Income Trust, Fidelity Income Fund and Fidelity Colchester Street Trust.

No fees are required in connection with this filing. Should you have any questions please feel free to contact the undersigned at 617.728.7153 or Joseph R. Fleming at 617.728.7161.

Very truly yours,

/s/ Colin J. Dean
Colin J. Dean

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